Filed Pursuant to Rule 433

Registration No: 333-134553

Final Note Terms

15YR NC 2YR NON-Inversion Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, AA-)
Principal Amount:	$470,000 (increasing total offering size to $1,970,000)
CUSIP:	5252M0BJ5
Upsize Trade Date:	December 26, 2007
Original Trade Date:	December 18, 2007
Issue Date:	December 28, 2007
Maturity Date:	December 28, 2022, subject to Issuer’s Call Option.
Issue Price:	100.0%
Redemption Price:	100.0%
Interest Rate:	From and including the Issue Date to but excluding December 28, 2012:
7.00% x Interest Accrual Factor

From and including December 28, 2012 to but excluding December 28, 2017:
9.00% x Interest Accrual Factor

From and including December 28, 2017 to but excluding the Maturity Date
12.00% x Interest Accrual Factor,
in each case, subject to a minimum Interest Rate of 0.00%.
Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Business Day Convention / Daycount Basis:	Unadjusted, Modified following, 30/360
Interest Payment Dates:	Quarterly on the 28Pth(P) of each March, June, September, and December, commencing March 28, 2008, and ending on the Maturity Date, subject to Issuer’s Call Option
Interest Accrual Factor:

For any Interest Period, the number of calendar days (including non Business Days) in respect of which SPREAD REF is greater than or equal to 0.00% during that Interest Period, divided by the total number of calendar days (including non Business Days) in that Interest Period.

SPREAD REF:	For any day in an Interest Period (subject to the Rate Cut Off):
SPREAD REF = 30yr CMS Rate – 2yr CMS Rate
30yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

2yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a Business Day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date commencing on or after December 28, 2009, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable thereafter.

Business Days:	New York and London
Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.
Denomination:	US$1,000/1,000
Fees:
	Price to Public (1)	Fees (2)	Proceeds to the Issuer
Per note	$1,000	$27.50	$972.50
Total (3)	$470,000	$12,925	$457,075

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $27.50 per $1,000 principal amount, or of up to 2.75%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

(3)

The notes will be issued in an aggregate principal amount of $470,000 and will form a single tranche with the $1,500,000 aggregate principal amount of Medium-Term Notes, Series I, due December 28, 2022 that Lehman Brothers Holdings will issue on December 28, 2007. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $1,970,000.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of the 30yr CMS Rate and 2yr CMS Rate

The following shows for illustrative purposes the 30yr CMS Rate and the 2yr CMS Rate in effect on December 18, 2007 and the hypothetical historical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the notes, however, will be determined based on the 30yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 30yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 2yr CMS Rate during the term of the notes.  Fluctuations in the level of the 30yr CMS Rate and 2yr CMS Rate make the notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 30yr CMS Rate – 2yr CMS Rate (in %)
12/18/2007	5.111	4.044	1.067
9/28/2007	5.446	4.639	0.807
6/28/2007	5.891	5.430	0.461
3/28/2007	5.381	4.961	0.420
12/28/2006	5.309	5.155	0.154
9/28/2006	5.286	5.105	0.181
6/28/2006	5.906	5.743	0.163
3/28/2006	5.381	5.218	0.163
12/28/2005	5.068	4.813	0.255
9/28/2005	4.956	4.485	0.471
6/28/2005	4.671	3.988	0.683
3/28/2005	5.379	4.295	1.084
12/28/2004	5.319	3.461	1.858
9/28/2004	5.124	2.888	2.236
6/28/2004	5.807	3.273	2.534
3/29/2004	5.121	1.917	3.204
12/29/2003	5.349	2.142	3.207
9/29/2003	5.320	1.885	3.435
6/30/2003	4.826	1.524	3.302
3/28/2003	5.216	1.823	3.393
12/30/2002	5.122	1.903	3.219
9/30/2002	5.109	2.098	3.011
6/28/2002	6.010	3.242	2.768
3/28/2002	6.401	4.142	2.259
12/28/2001	6.294	3.622	2.672
9/28/2001	5.877	3.369	2.508
6/28/2001	6.477	4.788	1.689
3/28/2001	6.306	4.923	1.383
12/28/2000	6.298	5.905	0.393

9/28/2000	6.998	6.733	0.265
6/28/2000	7.349	7.254	0.095
3/28/2000	7.334	7.250	0.084
12/28/1999	7.337	6.798	0.539
9/28/1999	7.022	6.156	0.866
6/28/1999	6.879	6.134	0.745
3/29/1999	6.301	5.474	0.827
12/28/1998	5.852	5.248	0.604
9/28/1998	5.875	4.963	0.912
6/29/1998	6.089	5.866	0.223
3/30/1998	6.370	5.999	0.371
12/29/1997	6.318	6.030	0.288
9/29/1997	6.720	6.145	0.575
6/30/1997	7.124	6.363	0.761
3/31/1997	7.433	6.675	0.758
12/30/1996	6.899	5.983	0.916
9/30/1996	7.328	6.284	1.044
6/28/1996	7.292	6.314	0.978
3/28/1996	7.154	6.054	1.100
12/28/1995	6.364	5.363	1.001
9/28/1995	7.008	6.098	0.910
6/28/1995	6.970	5.815	1.155
3/28/1995	7.872	6.975	0.897
12/28/1994	8.352	8.127	0.225
9/28/1994	8.358	6.771	1.587
6/28/1994	8.110	6.375	1.735
3/28/1994	7.556	5.376	2.180
12/28/1993	6.910	4.325	2.585
9/28/1993	6.577	3.899	2.678
6/28/1993	7.337	4.233	3.104
3/29/1993	7.605	4.182	3.423